EXHIBIT 4.1

THIRD SUPPLEMENTAL INDENTURE
dated as of January 24, 2005

with respect to the:

INDENTURE

Dated as of May 15, 2001

among

DEL MONTE CORPORATION, as Issuer

THE GUARANTORS PARTY HERETO

and

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee
(formerly Bankers Trust Company)

     THIRD SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”), dated as of January 24, 2005, among Del Monte Corporation, a Delaware corporation (formerly known as SKF Foods, Inc. successor-in-interest to Del Monte Corporation, a New York corporation) (the “Company”), the Guarantors party hereto, and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee (the “Trustee”) for the Company’s 9–1/4% Senior Subordinated Notes due 2011 (the “Notes”).

W I T N E S S E T H

     WHEREAS, Del Monte Corporation, a New York corporation, has heretofore executed and delivered to the Trustee an indenture (the “Original Indenture”), dated as of May 15, 2001, providing for the issuance of the Notes, which Original Indenture has been supplemented by a First Supplemental Indenture and a Second Supplemental Indenture, each dated as of December 20, 2002 (the Original Indenture as so supplemented, the “Indenture”);

     WHEREAS, the Company has offered to purchase all of the Notes (the “Offer”) and has solicited consents (the “Solicitation”) to certain amendments to the Indenture pursuant to the Company’s Offer to Purchase and Consent Solicitation Statement dated January 10, 2005;

     WHEREAS, Section 9.02 of the Indenture provides that the Company, when authorized by a Board Resolution, and the Trustee may amend or supplement the Indenture with the written consent of the Holders of at least a majority in aggregate principal amount of the Notes;

     WHEREAS, in accordance with Section 9.02 of the Indenture, the Company has obtained the written consent to the proposed amendments to the Indenture from the Holders of at least a majority in aggregate principal amount of the Notes; and

     WHEREAS, the Company is authorized to enter into this Supplemental Indenture by a Board Resolution, and the Trustee has received an Opinion of Counsel and an Officers’ Certificate stating that the execution of this Supplemental Indenture is permitted by the Indenture and all conditions precedent under the Indenture have been satisfied.

     NOW, THEREFORE, for and in consideration of the foregoing premises, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders of the Notes, as follows:

A G R E E M E N T S

     SECTION 1.01. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

     SECTION 2.01. Amendments to Indenture. At such time as the Company delivers written notice to the Trustee and Deutsche Bank Trust Company Americas, in its capacity as the depositary for the Notes with respect to the Offer, that Notes representing at least a majority in aggregate principal amount of the Notes validly tendered and not validly withdrawn pursuant to the Offer have been accepted for purchase:

     (a)          The definition of “Asset Sale” in Section 1.01 of the Indenture shall be amended by deleting the text of such definition in its entirety and replacing it with the following text:

     “Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Restricted Subsidiary of the Company of:

(a) any Capital Stock of any Restricted Subsidiary of the Company, or

(b) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include:

(i) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $5 million; and

(ii) the sale or transfer of certain assets identified in Schedule 1 to this Indenture as being held for disposition.

     (b)          The following Sections of the Indenture, and any corresponding provisions in the Notes, shall be deleted in their entirety and replaced with “Intentionally Omitted,” and all references made thereto throughout the Indenture and the Notes shall be deleted in their entirety:

Existing Section or
Subsection Number	Caption
SECTION 4.03	Corporate Existence
SECTION 4.04	Payment of Taxes and Other Claims
SECTION 4.05	Maintenance of Properties and Insurance
SECTION 4.07	Compliance with Laws
SECTION 4.09	Waiver of Stay, Extension or Usury Laws
SECTION 4.10	Limitation on Restricted Payments
SECTION 4.11	Limitation on Transactions with Affiliates
SECTION 4.12	Limitation on Incurrence of Additional Indebtedness
SECTION 4.13	Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries
SECTION 4.14	Prohibition on Incurrence of Senior Subordinated Debt
SECTION 4.17	Limitation on Preferred Stock of Restricted Subsidiaries
SECTION 4.18	Limitation on Liens
SECTION 4.20	Restriction of Lines of Business to Food, Food Distribution and Related Businesses
SECTION 5.01	Merger, Consolidation and Sale of Assets of the Company
SECTION 5.03	Merger, Consolidation and Sale of Assets of Holdings

     (c)          Section 4.06 of the Indenture shall be amended by deleting the text of such Section in its entirety and replacing it with the following text:

     SECTION 4.06. Compliance Certificate; Notice of Default.

     The Company shall deliver to the Trustee not less often than annually an Officers’ Certificate stating that as to each such Officer’s knowledge the Company has complied with all conditions and covenants under this Indenture.

     (d)          Section 4.08 of the Indenture shall be amended by deleting the text of such Section in its entirety and replacing it with the following text:

     SECTION 4.08. SEC Reports.

     The Company will comply with the provisions of TIA Section 314(a).

     (e)          Section 4.16 of the Indenture shall be amended by deleting the text of such Section in its entirety and replacing it with the following text:

     SECTION 4.16. Limitation on Asset Sales.

     (a) In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Issue Date in any period of 12 consecutive months exceed 10% of Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been prepared), then the Company shall or shall cause the relevant Restricted Subsidiary, within 360 days after the date Net Cash Proceeds so received exceed 10% of Consolidated Net Tangible Assets, to apply such excess Net Cash Proceeds:

     (i) to prepay any Senior Debt and, in the case of any prepaid Senior Debt under any revolving credit facility, effect a permanent reduction in the availability under such revolving credit facility, or to so prepay any Indebtedness of a Wholly Owned Restricted Subsidiary,

     (ii) to make an Investment (or enter into a definitive agreement committing to so invest within 360 days after the date of such agreement and to make such Investment as provided in such agreement) in properties and assets that replace the properties and assets that were the subject of such Asset Sale or in properties and assets that will be used in the business of the Company and its Restricted Subsidiaries as it exists on the date of such Asset Sale or in businesses that are the same as such business of the Company and its Restricted Subsidiaries on the date of such Asset Sale or similar or reasonably related thereto (“Replacement Assets”), or

     (iii) a combination of prepayment and investment permitted by the foregoing clauses (i) and (ii).

Pending the final application of such Net Cash Proceeds, the Company may temporarily reduce borrowings under the Credit Agreement or any other revolving credit facility, if any, or otherwise invest such Net Cash Proceeds in Cash Equivalents, in each case in a manner not prohibited by this Indenture. Subject to the last sentence of this paragraph, on the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clause (i), (ii) or (iii) of the second preceding sentence (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied (or committed to be applied pursuant to a definitive agreement as described above) on or before such Net Proceeds Offer Trigger Date as permitted in clauses (i), (ii) and (iii) of the second preceding sentence (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders (and, if required by the terms of any other Indebtedness of the Company ranking pari passu with the Notes in right of payment and which has similar provisions requiring the Company either to make an offer to repurchase or to otherwise repurchase, redeem or repay such Indebtedness with the proceeds from Asset Sales (the “Pari Passu

Indebtedness”), from the holders of such Pari Passu Indebtedness) on a pro rata basis (in proportion to the respective principal amounts or accreted value, as the case may be, of the Notes and any such Pari Passu Indebtedness) an aggregate principal amount of Notes (plus, if applicable, an aggregate principal amount or accreted value, as the case may be, of Pari Passu Indebtedness) equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the Notes (or 100% of the principal amount or accreted value, as the case may be, of such Pari Passu Indebtedness), plus accrued and unpaid interest thereon, if any, to the date of purchase; provided, however, that if at any time any non-cash consideration (including any Designated Noncash Consideration) received by the Company or any Restricted Subsidiary of the Company, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $10 million resulting from one or more Asset Sales (at which time the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $10 million, shall be applied as required pursuant to this paragraph, and in which case the Net Proceeds Offer Trigger Date shall be deemed to be the earliest date that the Net Proceeds Offer Amount is equal to or in excess of $10 million).

     In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under the covenant described under Section 5.01, the successor corporation shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

     Each Net Proceeds Offer will be mailed to the record Holders as shown on the register of Holders within 25 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in this Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent that the aggregate principal amount of Notes (plus, if applicable, the aggregate principal amount or accreted value, as the case may be, of Pari Passu Indebtedness) validly tendered by the holders thereof and not withdrawn exceeds the Net Proceeds Offer Amount, Notes of tendering Holders (and, if applicable, Pari Passu Indebtedness tendered by the holders thereof) will be purchased on a pro rata basis (based on the principal amount of the Notes and, if applicable, the principal amount or accreted value, as the case may be, of any such Pari Passu Indebtedness tendered and not withdrawn).

     To the extent that the aggregate amount of the Notes (plus, if applicable, the aggregate principal amount or accreted value, as the case may be, of any Pari Passu Indebtedness) tendered pursuant to a Net Proceeds Offer is less than the Net Proceeds Offer Amount, the Company may use such excess Net Proceeds Offer Amount for general corporate purposes or for any other purpose not prohibited by the Indenture. Upon completion of any such Net

Proceeds Offer, the Net Proceeds Offer Amount shall be reset at zero. A Net Proceeds Offer shall remain open for a period of 20 Business Days or such longer period as may be required by law.

     (b) Each notice of a Net Proceeds Offer pursuant to this Section 4.16 shall be mailed by first class mail, by the Company within 25 days following the Net Proceeds Offer Trigger Date to all Holders at their last registered addresses as of a date within 15 days of the mailing of such notice, with a copy to the Trustee and each Paying Agent. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Net Proceeds Offer and shall state the following terms:

     (i) that the Net Proceeds Offer is being made pursuant to Section 4.16 and that all Notes tendered will be accepted for payment; provided however, that if the aggregate principal amount of Notes tendered in a Net Proceeds Offer exceeds the aggregate amount of the Net Proceeds Offer, the Company shall select the Notes to be purchased on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1,000 or multiples thereof shall be purchased);

     (ii) the purchase price (including the amount of accrued interest) and the purchase date (which shall be 20 Business Days from the date of mailing of notice of such Net Proceeds Offer, or such longer period as required by law) (the “Proceeds Purchase Date”);

     (iii) that any Note not tendered will continue to accrue interest;

     (iv) that, unless the Company defaults in making payment therefor, any Note accepted for payment pursuant to the Net Proceeds Offer shall cease to accrue interest after the Proceeds Purchase Date;

     (v) that Holders electing to have a Note purchased pursuant to a Net Proceeds Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day prior to the Proceeds Purchase Date;

     (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than five Business Days prior to the Proceeds Purchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Notes the Holder delivered for purchase and a statement that such Holder is withdrawing his election to have such Note purchased; and

     (vii) that Holders whose Notes are purchased only in part will be issued new Notes in a principal amount equal to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in an original principal amount of $1,000 or integral multiples thereof.

     On or before the Proceeds Purchase Date, the Company shall (i) accept for payment Notes or portions thereof tendered pursuant to the Net Proceeds

Offer which are to be purchased in accordance with item (b)(i) above, (ii) deposit with the Paying Agent U.S. Legal Tender sufficient to pay the purchase price plus accrued interest, if any, of all Notes to be purchased and (iii) deliver to the Paying Agent Notes so accepted together with an Officers’ Certificate stating the Notes or portions thereof being purchased by the Company. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price plus accrued interest, if any.

     The Company or the applicable Restricted Subsidiary, as the case may be, will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.16, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.16 by virtue thereof.

     Notwithstanding the foregoing, the Company and its Restricted Subsidiaries will be permitted to consummate an Asset Swap if:

     (i) at the time of entering into such Asset Swap or immediately after giving effect to such Asset Swap, no Default or Event of Default shall have occurred or be continuing or would occur as a consequence thereof, and

     (ii) in the event that such Asset Swap involves an aggregate amount in excess of $10 million, the terms of such Asset Swap have been approved by a majority of the members of the Board of Directors of the Company.

     (f)          Subclauses (3), (4), and (5) of Section 6.01 of the Indenture, and any corresponding provisions in the Notes, shall be deleted in their entirety and replaced with “Intentionally Omitted,” and all references made thereto throughout the Indenture and the Notes shall be deleted in their entirety

     (g)          All references made to a provision in the Indenture or the Notes deleted pursuant to the amendments set forth in Subsections (a) through (f) of this Section 2.01 shall be deleted in their entirety from the Indenture and the Notes, and any definitions used exclusively in the provisions of the Indenture deleted pursuant to the amendments set forth in Subsections (a) through (f) of this Section 2.01 shall be deleted in their entirety from the Indenture.

     SECTION 3.01. The Indenture Ratified. Except as hereby otherwise expressly provided, the Indenture is in all respects ratified and confirmed, and all the terms, provisions, and conditions thereof shall be and remain in full force and effect.

     SECTION 4.01. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute but one and the same instrument.

     SECTION 5.01. This Supplemental Indenture is a Supplement to The Indenture. This Supplemental Indenture is executed as and shall constitute an indenture supplemental to the Indenture and shall be construed in connection with and as part of the Indenture.

     SECTION 6.01. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE

APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. EACH OF THE PARTIES HERETO AGREES TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS SUPPLEMENTAL INDENTURE.

     SECTION 7.01. References to This Supplemental Indenture. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Supplemental Indenture may refer to the Indenture without making specific reference to this Supplemental Indenture, but nevertheless all such references shall include this Supplemental Indenture unless the context otherwise requires.

     SECTION 8.01. Effect of This Supplemental Indenture. The Indenture shall be deemed to be modified as herein provided, but except as modified hereby, the Indenture shall continue in full force and effect. The Indenture as modified hereby shall be read, taken, and construed as one and the same instrument.

     SECTION 9.01. Severability. In the event that any provisions of this Supplemental Indenture shall be invalid, illegal, or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     SECTION 10.01. Trust Indenture Act. If any provisions hereof limit, qualify, or conflict with any provisions of the TIA required under the TIA to be a part of and govern this Supplemental Indenture, the provisions of the TIA shall control. If any provision hereof modifies or excludes any provision of the TIA that pursuant to the TIA may be so modified or excluded, the provisions of the TIA as so modified or excluded hereby shall apply.

     SECTION 11.01. Trustee Not Responsible for Recitals. The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture.

     SECTION 12.01 Effectiveness. This Supplemental Indenture shall become effective upon execution by the Company, the Guarantors party hereto, and the Trustee.

[signature page follows]

     IN WITNESS WHEREOF, each of the parties hereto have caused this Supplemental Indenture to be duly executed on its behalf by its duly authorized officer as of the day and year first above written.

ISSUER: DEL MONTE CORPORATION
By:	/s/ Thomas E. Gibbons
	Name:	Thomas E. Gibbons
	Title:	Senior Vice President and Treasurer

GUARANTORS: DEL MONTE FOODS COMPANY
By:	/s/ Thomas E. Gibbons
	Name:	Thomas E. Gibbons
	Title:	Senior Vice President and Treasurer

MIKE MAC IHC, INC.
By:	/s/ Thomas E. Gibbons
	Name:	Thomas E. Gibbons
	Title:	Vice President, Chief Financial Officer and Treasurer

STAR-KIST SAMOA, INC.
By:	/s/ Thomas E. Gibbons
	Name:	Thomas E. Gibbons
	Title:	Vice President, Chief Financial Officer and Treasurer

STAR-KIST MAURITIUS, INC.
By:	/s/ Thomas E. Gibbons
	Name:	Thomas E. Gibbons
	Title:	Vice President, Chief Financial Officer and Treasurer

MARINE TRADING (PACIFIC), INC.
By:	/s/ Thomas E. Gibbons
	Name:	Thomas E. Gibbons
	Title:	Vice President, Chief Financial Officer and Treasurer

TRUSTEE: DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee
By:	/s/ Dorothy Robinson
	Name:	Dorothy Robinson
	Title:	Vice President